PE 9/18/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14008500

NO ACT

September 18, 2014

Act: 1934
Section:
Rule: 14e-5
Date
Of Availability: September 18, 2014

Via E-mail
Marc O. Williams, Esq.
Davis Polk & Wardwell, LLP
450 Lexington Avenue
New York, NY 10017

Re: Banco Santander, S.A., Exchange Offers

Dear Mr. Williams:

We are responding to your letter dated September 18, 2014, addressed to Michele M. Anderson, Christina Chalk and Mellissa Campbell Duru, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, we attach the enclosed copy of your letter and the accompanying letters from Spanish and Brazilian counsel. Unless otherwise noted, capitalized terms in this response letter have the same meaning as in your letter dated September 18, 2014.

On the basis of the representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants an exemption from:

- Rule 14e-1(c) under the Exchange Act to permit payment for Santander Brasil Securities tendered into the U.S. Exchange Offer during the initial offering period to be made as promptly as practicable and no later than the tenth business day after the expiration of the initial offering period and to permit payment for Santander Brasil Securities tendered into the Brazilian Exchange Offer to be made on the fourteenth Spanish and Brazilian business day following the expiration of the initial offering period;

- Rule 14d-11(c) under the Exchange Act to permit Santander Spain to provide for a subsequent offering period where payment for securities tendered during the initial offering period will occur in the time periods described above;

- Rule 14d-11(e) under the Exchange Act to permit Santander Spain to bundle Santander Brasil Securities tendered during successive periods of 13 business days during the possible three-month subsequent offering period. Payment for Santander Brasil Securities tendered during any subsequent offering period will occur as promptly as practicable and no later than the tenth business day following the end of each such bundling period. Holders of Santander Brasil Securities who tender during any 13 business day period will have withdrawal rights until the end of that period;

- Rule 14d-10(a)(1) under the Exchange Act to permit the making of the Exchange Offers in the manner set forth in your incoming request letter. This exemption permits the use of a dual offer structure whereby Santander Spain will make a U.S. Exchange Offer available to all holders of Santander Brasil ADSs and all U.S. holders of Santander Brasil Units and Santander Brasil Shares. The Brazilian Exchange Offer will be open to all holders of Santander Brasil Units and Santander Brasil Shares, including U.S. holders. In granting this relief, we note your representation that under Brazilian law, Santander Spain cannot exclude U.S. holders from the Brazilian Exchange Offer. Appropriate disclosure about the risks to U.S. holders associated with participating in the Brazilian Exchange Offer will be included in the U.S. offer materials; and

- Rule 14e-5 under the Exchange Act to permit Santander Spain to purchase Santander Brasil Securities tendered pursuant to the Brazilian Exchange Offer during the U.S. Exchange Offer. You do not request and we do not grant any relief regarding purchases or arrangements to purchase Santander Brasil Securities otherwise than pursuant to the Exchange Offers.

In granting the exemptive relief described above, we further note:

- the numerous procedural and ministerial steps that must be followed in connection with a share issuance by a Spanish company and the associated need for additional time to pay for tendered shares in the Exchange Offers; and

- your representations regarding the additional time for payment of securities tendered during the initial offering period in the Brazilian Exchange Offer required under the Brazilian clearing system.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated September 18, 2014, and the accompanying letters from Spanish and Brazilian counsel of the same date and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief is strictly limited to the application to this transaction of the rules listed above. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division of Corporation Finance determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in this transaction. The Division of Corporation Finance expresses no view with respect to any other questions that this transaction may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, this transaction.

Sincerely,

For the Commission,
For the Division of Corporation Finance
pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers & Acquisitions

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Amanda Bradley

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4000 tel
212 701 5800 fax

September 23, 2014

Re: Banco Santander, S.A. Letter and Foreign Counsel Letters Regarding Proposed Exchange Offers by Banco Santander, S.A.

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michele Anderson, Chief, Office of Mergers and Acquisitions

Dear Ms. Anderson:

In connection with the exchange offer by Banco Santander, S.A. commenced on September 18, 2014 pursuant to the offer to exchange/prospectus filed with the Securities and Exchange Commission on September 18, 2014, please find enclosed (i) the letter from Davis Polk & Wardwell LLP requesting exemptive relief in connection with the Proposed Exchange Offers by Banco Santander, S.A. and (ii) the foreign counsel letters from Uría Menéndez Abogados and Pinheiro Neto Advogados submitted in connection therewith.

Best regards,

Amanda Bradley

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Nicholas A. Kronfeld

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4950 tel
212 701 5950 fax
Nicholas.Kronfeld@davispolk.com

September 18, 2014

Re: Proposed Exchange Offers by Banco Santander, S.A.

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michele Anderson, Chief, Office of Mergers and Acquisitions
Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions
Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions

Dear Ms. Anderson, Ms. Chalk and Ms. Duru:

We are writing on behalf of our client Banco Santander, S.A. ("**Santander Spain**"), a bank organized under the laws of the Kingdom of Spain. On April 29, 2014, Santander Spain announced its intention to acquire all the issued and outstanding (i) common shares ("**Santander Brasil Common Shares**") of Banco Santander (Brasil), S.A. ("**Santander Brasil**"), (ii) preferred shares of Santander Brasil ("**Santander Brasil Preferred Shares**" and, together with Santander Brasil Common Shares, "**Santander Brasil Shares**"), (iii) units of Santander Brasil (each of which represents one Santander Brasil Common Share and one Santander Brasil Preferred Share) ("**Santander Brasil Units**") and (iv) American Depositary Shares (each of which represents one Santander Brasil Unit) ("**Santander Brasil ADSs**," and together with the Santander Brasil Units and Santander Brasil Shares the "**Santander Brasil Securities**"), in each case other than any Santander Brasil Securities owned directly or indirectly by Santander Spain, in exchange for 0.35 of an ordinary share of Santander Spain ("**Santander Spain Shares**") for each Santander Brasil Share and 0.70 of a Santander Spain Share for each Santander Brasil Unit or Santander Brasil ADS. Santander Spain intends to structure the acquisition as a dual exchange offer comprising an exchange offer executed in the United States for Santander Brasil ADSs and for Santander Brasil Units and Santander Brasil Shares held by U.S. holders (the "**U.S. Exchange Offer**") and a separate exchange offer executed in Brazil for Santander Brasil Units and Santander Brasil Shares (the "**Brazilian Exchange Offer**," and together with the U.S. Exchange Offer, the "**Exchange Offers**"). The Santander Spain Shares will be delivered in the form of American Depositary Shares (the "**Santander Spain ADSs**") to holders of Santander Brasil Securities who tender into the U.S. Exchange Offer through the exchange agent for the U.S. Exchange Offer and in the form of Brazilian Depositary Shares (the "**Santander Spain

Santander Brasil Shares and Santander Brasil Units who tender into the Brazilian Exchange Offer through the Brazilian exchange agent for the Brazilian Exchange Offer.

In connection with the Exchange Offers, Santander Spain filed a Registration Statement on Form F-4 (File No. 333-196887) with the Securities and Exchange Commission (the "**Commission**") on June 18, 2014 (as amended, the "**Registration Statement**") which contains a preliminary offer to exchange/prospectus and that will register the Santander Spain Shares that will be represented by Santander Spain ADSs and the Santander Spain BDSs to be offered and sold to U.S. holders. JPMorgan Chase Bank, N.A., as depositary, will file a registration statement on Form F-6 to register the Santander Spain ADSs to be issued in the U.S. Exchange Offer. In accordance with Brazilian law, Santander Spain has filed with the Brazilian *Comissão de Valores Mobiliários* (the "**CVM**"), which regulates the capital markets in Brazil, and the BM&FBOVESPA stock exchange in Brazil ("**Bovespa**") documents to register Santander Spain as a foreign issuer in Brazil and to register the Santander Spain Level III Sponsored BDR Program, the Brazilian Exchange Offer and the public distribution of Santander Spain BDSs in connection with the Brazilian Exchange Offer.

Unless otherwise specified, all references herein to "business days" refer to business days in the United States and all references to "Spanish and Brazilian business days" refer to days other than Saturdays and Sundays on which commercial banks are open in the cities of São Paulo, Brazil, and Madrid and Santander, Spain.

As previously discussed with members of the staff of the Commission, we hereby respectfully request the following relief from the Commission in connection with the Exchange Offers:

- exemptive relief from the provisions of (i) Rule 14e-1(c) under the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**") to permit Santander Spain to deliver Santander Spain ADSs to holders of Santander Brasil Securities that tender into the U.S. Exchange Offer during the initial offering period no later than the tenth business day following the expiration of the initial offering period and Santander Spain BDSs to holders of Santander Brasil Securities that tender into the Brazilian Exchange Offer during the initial offering period on the fourteenth Spanish and Brazilian business day following the expiration of the initial offering period and (ii) Rule 14d-11(c) under the Exchange Act to permit Santander Spain to provide for a subsequent offering period where delivery of the Santander Spain ADSs and Santander Spain BDSs during the initial offering period will occur in the time periods described in clause (i);

- exemptive relief from the provisions of Rule 14d-11(e) under the Exchange Act to permit Santander Spain to bundle Santander Brasil Securities tendered during successive periods of 13 business days during the possible three-month subsequent offering period and deliver Santander Spain ADSs and/or Santander Spain BDSs in exchange for such Santander Brasil Securities tendered during such periods (with the first period commencing on the first day of the subsequent offering period), with actual delivery of Santander Spain ADSs and/or Santander Spain BDSs occurring no later than the tenth business day following the end of each such period and with the holders of Santander Brasil Securities that tender during each 13 business day period having withdrawal rights until the end of such period;

- exemptive relief from the provisions of Rule 14d-10(a)(1) under the Exchange Act to permit the making of the Exchange Offers in the manner described herein; and

- exemptive relief from the provisions of Rule 14e-5 under the Exchange Act to permit Santander Spain to purchase Santander Brasil Securities tendered pursuant to the Brazilian Exchange Offer.

I. Background

Santander Spain

Santander Spain and its consolidated subsidiaries are a group of banking and financial companies that operate through a network of offices and subsidiaries across Spain and other European countries (including, among others, the United Kingdom, Austria, Germany, Italy, Poland, Portugal and Norway), several Latin American countries (including, among others, Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay) and the United States offering a wide range of financial products and also conducting banking operations in other parts of the world.

The principal trading market for Santander Spain Shares is on the Spanish Stock Exchanges ("**SSE**") in Madrid, Bilbao, Barcelona and Valencia through the Automated Quotation System of the SSE under the symbol "SAN." Santander Spain Shares are also listed on the London Stock Exchange ("**LSE**") under the symbol "BNC," the Milan Stock Exchange ("**MSE**") under the symbol "SANT," the Lisbon Stock Exchange ("**LISE**") under the symbol "SANT," the Buenos Aires Stock Exchange ("**BASE**") under the symbol "STD," and the Mexican Stock Exchange ("**MSE**") under the symbol "SAN*." The Santander Spain ADSs are listed on the New York Stock Exchange ("**NYSE**") under the symbol "SAN."

Santander Spain was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875. Santander Spain is incorporated under, and governed by the laws of the Kingdom of Spain and conducts business under the commercial name "Santander". Santander Spain is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act.

Santander Brasil

Santander Brasil is a leading full-service bank in Brazil. The Santander Brasil Common Shares, the Santander Brasil Preferred Shares and the Santander Brasil Units are listed on Bovespa under the symbols "SANB3," "SANB4" and "SANB11," respectively. The Santander Brasil ADSs are listed on the NYSE under the symbol "BSBR." Santander Brasil is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. As of May 31, 2014, Santander Spain and its affiliates owned approximately 75.3% of Santander Brasil's total capital.

Ownership of Santander Brasil Securities by U.S. Persons

At Santander Spain's request, Santander Brasil, with assistance from JPMorgan Chase Bank, N.A., the depositary for Santander Brasil ADSs, and Broadridge Financial Solutions Inc., conducted an analysis to determine the percentage of the Santander Brasil Securities that are beneficially owned by U.S. residents in accordance with the procedures in Rule 14d-1 under the

Exchange Act. The analysis identified the residency of all of the holders of Santander Brasil Shares and Santander Brasil Units, and identified the residency of holders representing approximately 60% of the Santander Brasil ADSs held by shareholders other than Santander Spain. With respect to the remaining Santander Brasil ADSs, the analysis was not able to identify the residency of the holders of those Santander Brasil ADSs but was able to determine that the Santander Brasil ADSs were held by nominees in the U.S., therefore pursuant to Rule 14d-1 and the instructions thereto we assumed that the customers of those nominees were residents of the U.S.. Based on the foregoing, a maximum of approximately 65% (assuming, in accordance with Rule 14d-1 as indicated above, that all securities for which shareholder residency is unknown that are held through U.S. nominees are held by U.S. residents) and a minimum of approximately 40% (assuming that none of the securities for which shareholder residency is unknown are held by U.S. residents) of the Santander Brasil Securities held by shareholders other than Santander Spain are beneficially owned by U.S. residents. Therefore, on the basis of the information obtained and the application of Rule 14d-1, Santander Spain is unable to conclude that the Exchange Offers would qualify for relief under paragraphs (c) or (d) of Rule 14d-1.

The Exchange Offers

Santander Spain is offering to acquire all the issued and outstanding Santander Brasil Securities, in each case other than Santander Brasil Securities owned directly or indirectly by Santander Spain, in exchange for 0.35 Santander Spain Shares for each Santander Brasil Share and 0.70 Santander Spain Shares for each Santander Brasil Unit or Santander Brasil ADS. The transaction is structured as a dual offer comprising a U.S. Exchange Offer open to all holders of Santander Brasil ADSs and to all U.S. holders of Santander Brasil Units and Santander Brasil Shares and a separate Brazilian Exchange Offer open to all holders of Santander Brasil Units and Santander Brasil Shares, wherever located. Except to the extent of any relief granted pursuant to this letter, the U.S. Exchange Offer is structured so as to comply with the applicable U.S. federal securities laws, including Regulation 14D under the Exchange Act and Regulation 14E under the Exchange Act, and the Brazilian Exchange Offer is structured so as to comply with applicable Brazilian laws and regulations. The initial offering period for the Exchange Offers will be at least 20 business days in accordance with Exchange Act rules and at least 30 calendar days in accordance with Brazilian law. The Santander Spain Shares will be delivered in the form of Santander Spain ADSs or Santander Spain BDSs as described below.

The Exchange Offers are not subject to a minimum tender condition or any other material conditions.

Under Brazilian law, subject to certain requirements, upon the settlement of a public tender offer conducted in respect of a *companhia aberta* (a registered and listed company) aimed at cancelling the registration of the target company with the CVM, the acquiror is entitled to conduct a squeeze-out and purchase the shares of the remaining minority shareholders for the same price offered at the public tender offer if the remaining minority shareholders represent less than 5% of the total outstanding shares of the target company. However, the Exchange Offers will not result in the cancellation of Santander Brasil's registration with the CVM as a *companhia aberta*, therefore Santander Spain will not be entitled to conduct a squeeze out of the holders of Santander Brasil Securities that are not tendered into the Exchange Offers. In addition, Santander Spain does not currently intend to seek delisting of the Santander Brasil ADSs from the NYSE following completion of the Exchange Offers, subject to the Santander Brasil ADSs continuing to meet the NYSE's standards for continued listing. After completion of the Exchange

Offers, Santander Brasil Shares and Santander Brasil Units that are not tendered into the Exchange Offers will continue to trade on Bovespa.

Santander Spain will deliver Santander Spain Shares in the form of Santander Spain ADSs to holders of Santander Brasil Securities tendered into, and not withdrawn from, the U.S. Exchange Offer. Santander Spain will deliver Santander Spain Shares in the form of Santander Spain BDSs to holders of Santander Brasil Shares and Santander Brasil Units tendered into, and not withdrawn from, the Brazilian Exchange Offer through the auction (the "**Auction**") to be held on Bovespa.

The Auction is an auction that will be conducted at the electronic trading system of the Bovespa pursuant to Brazilian law whereby the Santander Brasil Shares and the Santander Brasil Units tendered into the Brazilian Exchange Offer during the initial offering period in Brazil will be tendered in exchange for Santander Spain Shares represented by Santander Spain BDSs. The Auction will occur on the expiration date of the initial offering period immediately after the expiration of the initial offering period. The Santander Brasil Shares and the Santander Brasil Units tendered through the U.S. exchange agent and the Santander Brasil ADSs will not be eligible to participate in the Auction.

If the Exchange Offers are completed, Santander Spain expects that holders of Santander Brasil Securities that tendered into the U.S. Exchange Offer during the initial offering period will receive the Santander Spain ADSs they are entitled to receive no later than the tenth business day following the expiration of the initial offering period and holders of Santander Brasil Securities that tendered into the Brazilian Exchange Offer during the initial offering period will receive the Santander Spain BDSs they are entitled to receive on the fourteenth Spanish and Brazilian business day following the expiration of the initial offering period. Santander Spain will endeavor to cause delivery of the Santander Spain ADSs to occur before the tenth business day following the expiration of the initial offering period if possible.

Relevant Brazilian Law and Practice Considerations

Under Brazilian law, if the initial offering period is completed and Santander Spain acquires more than 66 2/3% of any of (i) the Santander Brasil Common Shares (including those underlying Santander Brasil Units and Santander Brasil ADSs), (ii) the Santander Brasil Preferred Shares (including those underlying Santander Brasil Units and Santander Brasil ADSs) or (iii) the Santander Brasil Units (including those represented by Santander Brasil ADSs), in each case, held by persons other than Santander Spain and its affiliates or related persons, then all holders of Santander Brasil Securities that were not acquired during the initial offering period will have a put right to exchange such Santander Brasil Securities with Santander Spain at any time during the three calendar months after the expiration of the initial offering period for the same number of Santander Spain Shares (in the form of Santander Spain ADSs or Santander Spain BDSs, as applicable) that they would have received during the initial offering period in respect of their Santander Brasil Securities.

If this put right is triggered, in order to comply with Brazilian law, Santander Spain will provide a three-month subsequent offering period after expiration of the initial offering period during which Santander Brasil Securities that have not been tendered during the initial offering period may be tendered for the same consideration offered in the initial offering period.

For the reasons described below under "Relevant Spanish Law and Practice Considerations," Santander Spain proposes that it be permitted to bundle Santander Brasil Securities tendered into the Exchange Offers during successive periods of 13 business days during the possible three-month subsequent offering period and deliver Santander Spain ADSs and/or Santander Spain BDSs in exchange for such Santander Brasil Securities tendered during such periods (with the first period commencing on the first day of the subsequent offering period), with actual delivery of Santander Spain ADSs and/or Santander Spain BDSs occurring no later than the tenth business day following the end of each such period. This will result in a total of five settlements during the possible three-month subsequent offering period.

Although not required by Exchange Act rules or Brazilian law or practice, Santander Spain is willing to provide holders of Santander Brasil Securities exercising the put right that have tendered Santander Brasil Securities during the three-month subsequent offering period the right to withdraw tendered Santander Brasil Securities at any time prior to the end of the next occurring 13 business day period.

Relevant Spanish Law and Practice Considerations

Spanish corporate law provides for a number of procedural and ministerial steps that must be followed in connection with a share issuance by a Spanish company, many of which involve the taking of actions by third parties that Santander Spain cannot control. Share issuances first require a capital increase resolution be passed by Santander Spain shareholders. Such a resolution was passed at a Santander Spain Extraordinary General Shareholders meeting held on September 15, 2014. For the capital increase resolution passed by Santander Spain's shareholders to become effective, it must be subsequently executed by Santander Spain's board of directors or executive committee. The board of directors or the executive committee, however, can only execute a shareholder resolution once the precise number of shares to be issued is known and title to the relevant Santander Brasil Securities has been transferred to Santander Spain. For each issuance of Santander Spain Shares to be offered in exchange for Santander Brasil Securities tendered during the initial offering period and, if applicable, the subsequent offering period, there will need to be a separate capital increase resolution adopted by Santander Spain's shareholders. Since it is not possible to determine how many Santander Spain Shares will need to be issued in the settlement of the initial offering period or in any subsequent offering period settlement, Santander Spain has requested that its shareholders authorize the maximum amount of Santander Spain Shares that could be issued at each settlement in each shareholder resolution. Therefore, in case the subsequent offering period is required and on the assumption that Santander Spain will be permitted to settle tenders during the subsequent offering period only five times, Santander Spain shareholders were asked to pass, and passed at the September 15, 2014 Santander Spain Extraordinary General Shareholders meeting, six capital increase resolutions (assuming five settlements of the subsequent offering period) and, hence, authorized the issuance of a number of shares far in excess of the maximum number that could actually be issued in the Exchange Offers.

After Santander Spain's shareholders have adopted the capital increase resolutions, a number of ministerial and procedural steps must still be taken in order to deliver the Santander Spain ADSs and Santander Spain BDSs deliverable to Santander Brasil shareholders tendering into the Exchange Offers. With respect to the initial offering period, these steps can only begin after the initial offering period has expired and the final number of Santander Brasil Securities tendered in the initial offering period has been determined and title to the relevant Santander Brasil Securities has been transferred to Santander Spain. Upon expiration of the initial offering period, Santander Spain will hold a meeting of its board of directors or executive committee on the date that title to the Santander Brasil Securities tendered in the initial offering period is transferred to Santander Spain, which is expected to take place on the third business day after the expiration of the initial offering period. At the board of directors or executive committee meeting, Santander Spain will pass a resolution to give effect to the capital increase resolution passed by its shareholders. This resolution will then be formalized before a notary public, filed with the relevant tax authorities and then filed with the commercial registry of Cantabria. The commercial registry of Cantabria will then review the resolution and have it registered. Once registered, physical copies of the deed must be transported within Spain to be filed with the Spanish *Comisión Nacional del Mercado de Valores* (the "**CNMV**") in Madrid and the SSEs. The SSEs will then review the registration and ancillary documentation and perform technical procedures for the electronic registration of the Santander Spain Shares to be issued. The CNMV, the Spanish government agency responsible for financial regulation of the securities markets in Spain, then needs to authorize the new Santander Spain Shares to be listed in Spain. After the CNMV has authorized the listing, the SSEs will perform their final technical procedures so the Santander Spain Shares can begin trading the following business day. Spanish counsel to Santander Spain have advised us that these steps could take up to 10 business days after the expiration of the initial offering period to complete.

The process described in the preceding paragraph must be done in connection with each settlement date that will occur during the subsequent offering period, if applicable, and can only begin after the final number of Santander Brasil Securities tendered with respect to such settlement date is known and title to such Santander Brasil Securities has been transferred to Santander Spain.

II. Discussion

Rule 14e-1(c) and Rule 14d-11(c) Issues

Rule 14e-1(c) requires that payment for securities tendered in a tender offer be made promptly after the termination of the tender offer. The Commission has interpreted this rule to require payment within the normal settlement periods applicable to stock exchange transactions in the United States. While Santander Spain will endeavor to settle the U.S. Exchange Offer as soon as practicable, since the consideration being offered in the U.S. Exchange Offer consists of Santander Spain ADSs, Santander Spain must coordinate settlement with Spanish law and practice applicable to capital increases for Spanish companies. As described above, given the number of ministerial and procedural steps that are required to be taken in Spain before the Santander Spain Shares can be issued, Santander Spain cannot provide for settlement to occur within the normal settlement period applicable in the United States. Settlement of the initial offering period of the U.S. Exchange Offer no later than the tenth business day following the expiration of the initial offering period would provide Santander Spain with sufficient time to ensure it can comply with its obligations under Spanish law. Santander Spain will endeavor to cause delivery of the Santander Spain ADSs to occur before the tenth business day following the expiration of the initial offering period if possible.

The Commission has on a number of occasions granted relief from Rule 14e-1(c) due to legal and practical requirements in foreign jurisdictions. *See e.g.*, *Telefonica S.A., Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica de Argentina S.A. &*

Telefonica del Peru, S.A.A. SEC No-Action Letter, 2000 SEC No-Act. LEXIS 663 (June 5, 2000) (granting relief for payment to be made within 10 business days of termination due to Spanish legal and practical requirements); *Technip, S.A.*, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 796 (Aug. 30, 2001) (granting relief for payment to be made within 6 business days of termination due to French legal and practical requirements); *Nordic Tel. Co. ApS*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 47 (Jan. 3, 2006) (granting relief for payment to be made within eight trading days of termination due to Danish legal and practical requirements); and *Bolivarian Rep. of Venezuela*, SEC No-Action Letter, 2007 SEC No-Act. LEXIS 439 (Apr. 6, 2007) (granting relief for payment to be made within 10 trading days of termination due to Venezuelan legal and practical requirements). In *Telefonica*, the Commission granted Telefonica the same relief from Rule 14e-1(c) that Santander Spain is requesting on the basis of the same Spanish legal and practical considerations on the issuance of shares of a Spanish issuer that are at issue here.

Rule 14d-1(d)(2)(iv) permits, for Tier II offers, settlement of exchange offers to occur pursuant to applicable foreign law or practice. While Santander Spain is not able to conclude that the Exchange Offers qualify for Tier II relief, we believe the principle that foreign legal and practical requirements should be considered favors granting the requested relief. Santander Spain will use its best efforts to ensure that the settlement of the U.S. Exchange Offer occurs as quickly as possible, but Santander Spain would not be able to conduct the Exchange Offers without the relief being requested from Rule 14e-1(c).

In addition, Rule 14d-11(c) requires, as a condition to providing a subsequent offering period as contemplated by Rule 14d-11, a bidder to immediately accept and promptly pay for all securities tendered during the initial offer period. Consistent with the relief being requested from Rule 14e-1(c), in order to provide for the potential subsequent offering period described above, Santander Spain respectfully requests exemptive relief from the provisions of Rule 14d-11(c) to permit Santander Spain to provide for the potential subsequent offering period while settling the initial offering period as described above. The Commission has previously granted relief from Rule 14d-11(c) under similar circumstances. *See e.g., Oak Leaf B.V., Acorn B.V. and Acorn Holdings B.V.*, SEC No-Action Letter, 2013 SEC No-Act. LEXIS 387 (SEC No-Act. 2013).

Rule 14d-11(e)

Rule 14d-11(e) requires that securities tendered during a subsequent offering period be immediately accepted and promptly paid for.

Santander Spain has no intention to voluntarily initiate a subsequent offering period, but as described above, it may be required to initiate a three-month subsequent offering period to comply with Brazilian law. If the subsequent offering period requirement is triggered, CVM rules authorize Santander Spain to set any number of settlements for securities tendered during the three-month subsequent period. The CVM rules do not require withdrawal rights, however, if Santander Spain offers withdrawal rights to investors who tender into the U.S. Exchange Offer, Santander Spain will also offer the same withdrawal rights in the Brazilian Exchange Offer.

Due to the same process and timing factors arising under Spanish law that impact the settlement of the initial offering period, it is not feasible for Santander Spain to offer settlements during the subsequent offering period on a rolling basis as required by Rule 14d-11(e). If Santander Spain is required to offer a three-month subsequent offering period, Santander Spain proposes that it be permitted to bundle Santander Brasil Securities tendered during successive periods of 13 business days during the possible three-month subsequent offering period and deliver Santander Spain ADSs and/or Santander Spain BDSs in exchange for such Santander Brasil Securities tendered during such periods (with the first period commencing on the first day of the subsequent offering period), with actual delivery of the Santander Spain ADSs and/or Santander Spain BDSs occurring no later than the tenth business day following the end of each such period and with the holders of Santander Brasil Securities that tender during each 13 business day period having withdrawal rights until the end of such period. This will result in a total of five settlements during the possible three-month subsequent offering period. Santander Spain believes that by providing for this settlement process, Santander Spain would be treating shareholders tendering during the possible three-month subsequent offering period in a manner similar to the initial offering period (but with a shorter period before settlement of tendered securities).

Given the elaborate process in Spain to issue shares, offering any additional settlements during the three-month subsequent offering period would impose a significant additional burden on Santander Spain. For example, if Santander Spain were required to provide settlement on a rolling basis (*i.e.*, potentially every day during the subsequent offering period), Santander Spain would be required to initiate the process for issuing Santander Spain Shares up to 92 times during the subsequent offering period and would have needed to request that Santander Spain's shareholders authorize the issuance of an aggregate number of Santander Spain Shares that assumes that Santander Spain is required to issue the maximum potential number of Santander Spain Shares issuable during the subsequent offering period on each of the 92 settlement dates (*i.e.*, 92 times the maximum number of Santander Spain Shares issuable during the subsequent offering period). This would not be logistically feasible, and would have also required Santander Spain to explain to its shareholders that they were authorizing Santander Spain to authorize multiples of the number of Santander Spain Shares that will actually be issued. This effect becomes more dramatic with each additional settlement date and Santander Spain believes that it could have resulted in significant shareholder confusion.

We note that for offers qualifying for Tier II relief, Rule 14d-1(d)(2)(iv) permits offerors engaged in a subsequent offering period, where payment cannot be made on a more expedited basis under home jurisdiction law or practice, to "bundle" and pay for securities tendered in the subsequent offering period within 20 business days. While Santander Spain is unable to conclude that the Exchange Offers qualify for Tier II relief, the timing of settlement Santander Spain is proposing is similar to the relief that Rule 14d-1(d)(2)(iv) offers with respect to settlements of subsequent offering periods due to foreign law or practice. In addition, while Rule 14d-1(d)(2)(iv) does not require that shareholders receive withdrawal rights during the subsequent offering period as a condition to receiving Tier II relief, Santander Spain is willing to offer shareholders who tender during the subsequent offering period withdrawal rights if the requested relief is granted.

The Commission has previously granted relief from Rule 14d-11(e) in circumstances where foreign law and practice imposed practical obstacles to complying with the Rule. *See e.g., Coca-Cola Hellenic Bottling Company S.A. & Coca-Cola HBC AG*, SEC No-Action Letter, 2013 SEC No-Act. LEXIS 292 (Mar. 14, 2013) (granting relief for payment for securities tendered during the subsequent offering period to take place one time, eight business days following the expiration of the three-month subsequent offering period as required by Greek law); *Alamos Gold Inc.*, SEC No-Action Letter, 2013 SEC No-Act. LEXIS 230 (Mar. 7, 2013) (granting relief for payment to occur at the end of multiple 10 calendar day periods due to administrative complexities under Canadian law, noting that shareholder will retain withdrawal rights during such 10 day periods); *Sierra Wireless France SAS*, SEC No-Action Letter, 2009 SEC No-Act. LEXIS 19 (Jan. 5, 2009) (granting relief for payment for securities tendered during the subsequent offering period to take place once following the expiration of the subsequent offering period in accordance with French law and practice); and *Alcan, Inc.*, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 750 (Oct. 7, 2003) (granting relief for payment for securities tendered during the subsequent offering period to take place once following the expiration of the subsequent offering period in accordance with French law and practice, noting that shareholder will retain withdrawal rights during such period). Given (i) the substantial burden on Santander Spain imposed by Rule 14d-11(e), (ii) the increased confusion for Santander Spain's shareholders with each additional settlement date, (iii) the fact that by virtue of providing shareholders with withdrawal rights, Santander Spain is proposing an approach for the settlement of the three-month subsequent offering period that places shareholders in a similar position to what they will be in during the initial offering period (but with a shorter period before settlement of tendered securities) and (iv) that Santander Spain will not voluntarily initiate a subsequent offering period but rather will only do so if the relevant Brazilian legal requirement is triggered, we respectfully believe that granting relief from Rule 14d-11(e) is consistent with the positions previously expressed by the Commission and provides a fair and reasonable approach for Santander Brasil shareholders who wish to tender during the subsequent offering period.

Rule 14d-10

The different requirements for exchange offers in Brazil and the United States necessitate that Santander Spain structure the transaction as a dual offer. Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Exchange Offer will be open to all holders of Santander Brasil ADSs and to all U.S. holders of Santander Brasil Units and Santander Brasil Shares. The Brazilian Exchange Offer will be open to all holders of Santander Brasil Units and Santander Brasil Shares, wherever located, because Article 4 of CVM Instruction 361 provides that U.S. persons may not be excluded from the Brazilian Exchange Offer.[1] Additionally, because the Santander Brasil ADSs are not registered in Brazil or listed on Bovespa, they cannot be included in the Brazilian Exchange Offer. For these reasons, literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Exchange Offers.

Rule 14d-1(d)(2)(ii) under the Tier II exemption provides exemptive relief from Rule 14d-10 where the U.S. offer is made to U.S. holders (which may also include all holders of ADSs representing interests in the subject securities) and one or more offers are made to non-U.S. holders. In order to qualify for the exemption provided for in Rule 14d-1(d)(2)(ii) under the Tier II exemption, the U.S. offer must be made on terms at least as favorable as those offered to any other holder of the same class of securities that is the subject of the tender offers. In addition, U.S. holders may be included in the foreign offer(s) only where the laws of the jurisdiction governing such foreign offer(s) expressly preclude the exclusion of U.S. holders from the foreign offer(s) and where the offer materials distributed to U.S. holders fully and adequately disclose the risks of participating in the foreign offer(s). All of the provisions for the exemption provided for in Rule 14d-1(d)(2)(ii) under the Tier II exemption apply, except that the Exchange Offers do not qualify for Tier II relief.

[1] While the CVM has registered exchange offers with partial exemptions from this regulation on a transaction by transaction basis to allow Brazilian exchange offers to exclude U.S. holders that are not "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933), the CVM has never granted a full waiver to exclude all U.S. persons.

In the adopting release for the exemptive rules for cross-border offerings, including tender offers, the Commission stated that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. *See* SEC Release Nos. 33-7759, 34-42054 (October 22, 1999) (the "**Cross-Border Release**"). In the Cross-Border Release, the Commission also stated that, when U.S. ownership of the class of security of the foreign company sought in the offer is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. In such transactions, the Commission has permitted a dual offer structure without requiring that the foreign offer be made subject to Section 14(d) of the Exchange Act and the rules promulgated thereunder. *See, e.g., Telefonica S.A., Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica de Argentina S.A. & Telefonica del Peru, S.A.A.* SEC No-Action Letter, 2000 SEC No-Act. LEXIS 663 (June 5, 2000); *ENDESA* SEC No Action Letter, 1999 SEC No-Act. LEXIS 144 (February 3, 1999).

There are a number of direct conflicts between Brazilian and U.S. tender offer rules and practices that are relevant to the Exchange Offers, including:

- Under Brazilian law, once an exchange offer is commenced it is irrevocable and may only be amended with approval from the CVM, unless it is in favor of tendering holders (*e.g.*, an increase in the offer price) or results from a waiver of a condition to the offer. If the CVM allows the exchange offer to be amended (or if the amendment is permitted without CVM approval), the term of the exchange offer must continue for at least 20 calendar days following the amendment or 10 calendar days in case of a change in price or waiver of a condition to the offer. Under U.S. law, exchange offers can be amended without prior authorization from the Commission but material changes to the offer, or waivers of material conditions, require that the offer remain open for at least five business days from the date that notice of such amendment is first provided, or 10 business days in the case of a change in price.

- Due to the Brazilian requirement of delivery versus payment ("**DVP**") settlement of stock exchange transactions and the resulting settlement procedures in Brazil, which are described further below, Santander Spain is unable to deliver Santander Spain BDSs to holders tendering into the Brazilian Exchange Offer during the initial offering period until the fourteenth Spanish and Brazilian business day following the expiration of the initial offering period.[2] In contrast, delivery of Santander Spain ADSs to holders tendering into the U.S. Exchange Offer will occur by the tenth business day following the expiration of the initial offering period. Settlement of the possible subsequent offering periods following the initial offering period will occur by the tenth business day following the expiration of each such period for both the U.S. Exchange Offer and Brazilian Exchange Offer. Settlement of the subsequent offering periods can be effected on a shorter timeline than for the initial offering period for the Brazilian Exchange Offer because, under Brazilian law, subsequent offering periods are settled outside of Bovespa and do not require use of a stock exchange auction or DVP as is required for settlement of the initial offering period. The additional time required to settle the initial offering period as a result of complying

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[2] If the initial offering period of the Brazilian Exchange Offer expires on October 30, 2014, as is currently expected, the fourteenth Spanish and Brazilian business day following the expiration of the initial offering period would be the equivalent of the fifteenth U.S. business day following the expiration of the initial offering period as what would otherwise be the fourteenth Spanish and Brazilian business day falls on a bank holiday in Brazil.

with the DVP requirement described below results from the time required by the Brazilian clearing system to determine to whom Santander Spain BDSs should be delivered in connection with the initial offering period. In the initial offering period, the clearing system will not be able to identify the final owners of the subscription receipts until the close of business on the thirteenth Spanish and Brazilian business day following expiration of the initial offering period, thereby permitting delivery of the Santander Spain BDSs on the fourteenth such day following expiration. Because these steps are not required in the subsequent offering period, it is possible to make this determination in 10 business days, consistent with the U.S. Exchange Offer. As discussed above, Santander Spain is respectfully requesting exemptive relief from Rule 14e-1(c) to permit Santander Spain to pay for Santander Brasil Securities in the manner described herein.

Additionally, there are certain procedural differences between the Exchange Offers due to differing U.S. and Brazilian laws and practices applicable to exchange offers:

- Under Brazilian law, there is no equivalent disclosure document to an offer to exchange/prospectus included in a registration statement on Form F-4. Rather, each of Santander Brasil and Santander Spain are required to file a *formulário de referência*, which is analogous to an annual report on Form 20-F, and Santander Spain is required to publish an *Edital*, which explains the mechanics of participating in the offer and discloses certain risks associated with participating in the offer and incorporates by reference the *formulário de referência* of both companies. The Brazilian disclosure documents are in Portuguese and are not mailed to holders of Santander Brasil Securities. However, the respective *formulário de referência* and the *Edital* are made available on the websites of Santander Spain, Santander Brasil, Bovespa and the CVM and the *Edital* is also published in a local newspaper. The offer to exchange/prospectus will be mailed to the holders of Santander Brasil ADSs and the record holders of Santander Brasil Units and Santander Brasil Shares that are residents of, or located in, the United States and whose names appear on the shareholder lists provided by Santander Brasil.

- Under Brazilian law, exchange offers (but not subsequent offering periods) must be conducted via an auction on the stock exchange and settled via a delivery versus payment ("**DVP**") settlement procedure (i.e., tendered securities cannot be delivered to the offeror without simultaneous delivery of the offered securities). Under Spanish law, ordinary shares may not be issued until the consideration being received for such shares has been delivered to the issuer and administrative procedures lasting several days have been completed. *See* "Relevant Spanish Law and Practice Considerations" above. Accordingly, it would not be possible for Santander Spain to deliver the Santander Spain BDSs in settlement of the Brazilian Exchange Offer on a DVP basis as required by Brazilian law. To accommodate this sequencing dilemma, tendering holders in the initial offering period of the Brazilian Exchange Offer will initially be provided *recibos de subscrição* (subscription receipts) so the initial offering period of the Brazilian Exchange Offer can be preliminarily settled in accordance with DVP requirements and the tendered securities can be delivered to Santander Spain before the Santander Spain BDSs to be delivered as consideration are issued. This will permit Santander Spain to commence the process of issuing the ordinary shares necessary to create and deliver Santander Spain BDSs at the settlement of the initial offering period of the Brazilian Exchange Offer. Each subscription receipt evidences that one Santander Brasil Share has been tendered and represents the right to receive 0.35 Santander Spain BDSs at the settlement date. The subscription receipts are issued by Itaú Corretora de Valores S.A., the depository for the Santander Spain BDSs, and delivered on the third business day following the expiration of the Brazilian Exchange Offer, which is the day by which Santander Spain must receive the tendered securities in order to deliver Santander Spain BDSs by the settlement date.

- The NYSE will permit the Santander Spain ADSs to be issued to holders tendering into the U.S. Exchange Offer to trade on a "when issued" basis on the first business day following the expiration of the U.S. Exchange Offer. In addition, because the Santander Spain ADSs are already listed on the NYSE, tendering U.S. holders may sell such Santander Spain ADSs "short" at any time prior to the settlement date. Neither of these mechanisms to permit tendering holders to eliminate market risk between the expiration date and delivery of the offer consideration exists in Brazil, although it will be possible to sell Santander Spain BDSs short in Brazil beginning on the eleventh Spanish and Brazilian business day after the expiration of the initial offering period. As a result, the Brazilian regulators have required that the subscription receipts be tradable in Brazil from the Spanish and Brazilian business day following the expiration of the Brazilian Exchange Offer and until the Spanish and Brazilian business day prior to the date the Santander Spain BDSs issued in the Brazilian Exchange Offer commence trading (which is three Spanish and Brazilian business days prior to the delivery of the Santander Spain BDSs) so holders tendering into the Brazilian Exchange Offer are able to manage market risk between expiration and settlement as it is possible to do in the United States.

- Pursuant to Brazilian stock exchange regulations, the financial intermediary through which a transaction is effected on Bovespa is required to guarantee the settlement of the transaction. Accordingly, Santander Brasil, as financial intermediary for the Brazilian Exchange Offer, is required to guarantee delivery of the Santander Spain BDSs on the settlement date for the Brazilian Exchange Offer.

- Under Brazilian law and practice, to participate in the Brazilian Exchange Offer each tendering holder will be required to pay fees to Bovespa and the *Central Depositária da BM&FBovespa*, the custodian for Bovespa (the "**Central Depositary**"), totaling 0.069% of the value of the Santander Brasil Securities being tendered. There will be no fees for tendering into the U.S. Exchange Offer other than any fees or commission that a broker, dealer, commercial bank, trust company or other nominee may impose.

- To properly administer the auction, Bovespa requires that the deadline to tender into the initial offering period for the Brazilian Exchange Offer be 10:30a.m. São Paulo time on the initial expiration date, with holders continuing to have withdrawal rights until the auction begins at 1:00p.m. São Paulo time on the expiration date. In the U.S. Exchange Offer, the deadline to tender into the initial offering period and to exercise withdrawal rights will be 5:00p.m. Eastern time on the expiration date to allow the Depository Trust Company to tabulate results in accordance with their standard procedures.

We respectfully submit that the best method for reconciling the points of conflict between U.S. and Brazilian law and practice is the dual offer structure proposed herein. The Commission has previously recognized that reconciliation of points of conflict or procedural differences present in the Exchange Offers is facilitated by a dual tender offer structure. *See e.g., Telefonica S.A., Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica de Argentina S.A. & Telefonica del Peru, S.A.A.* SEC No-Action Letter, 2000 SEC No-Act. LEXIS

663 (June 5, 2000) (granting relief for a dual offer structure where Peruvian law provided for an auction mechanism for exchange offers and required that exchange offers be accompanied by guarantees for the full value of the offer); *ENDESA* SEC No Action Letter, 1999 SEC No-Act. LEXIS 144 (February 3, 1999) (granting relief for a dual offer structure due in part to the auction mechanism for exchange offers under Chilean law); *Coca-Cola Hellenic Bottling Company S.A. & Coca-Cola HBC AG*, SEC No-Action Letter, 2013 SEC No-Act. LEXIS 292 (Mar. 14, 2013) (granting relief for a dual offer structure due in part to the restrictions on making amendments to exchange offers under Greek law); *America Movil, S.A.B. de C.V. SEC No Action Letter*, 2011 SEC No-Act. LEXIS 501 (October 3, 2011) (granting dual offer relief due in part to the restrictions on making amendments to exchange offers under Mexican law); *Vimpelcom Ltd., Altimo Holdings & Investments Ltd. and Telenor ASA* SEC No Action Letter, 2010 SEC No-Act. LEXIS 108 (February 5, 2010) (granting dual offer relief where foreign law and practice required that the foreign offer settlement occur after the U.S. offer settlement). In each of these instances, Tier II relief was not available either because the offers predated the relief introduced in the Cross-Border Release or because the level of U.S. ownership in the securities subject to the offer exceeded 40%. The requested relief is therefore consistent with both the intent of the Commission expressed in the Cross-Border Relief and the relief granted by the Commission in the past.

Rule 14e-5

Rule 14e-5 under the Exchange Act provides, among other things, that an offeror is prohibited from directly or indirectly purchasing or arranging to purchase any securities subject to a tender offer, except pursuant to such offer. The prohibition applies from the time of public announcement of the tender offer until the tender offer expires. Read literally, Rule 14e-5 could be interpreted to prohibit purchases of Santander Brasil Securities pursuant to the Brazilian Exchange Offer.

Rule 14e-5(b)(11) provides exemptive relief from Rule 14e-5, permitting purchases or arrangements to purchase subject securities pursuant to a foreign tender offer that qualifies for the Tier II exemption if certain conditions are satisfied. The Exchange Offers will meet all of the conditions set forth in Rule 14e-5(b)(11), with the exception of the requirements that the Exchange Offers qualify for Tier II exemptive relief: (a) the economic terms and consideration in the U.S. Exchange Offer and the Brazilian Exchange Offer are the same;[3] (b) the procedural terms of the U.S. Exchange Offer will be at least as favorable to tendering holders as the terms of the Brazilian Exchange Offer; (c) Santander Spain's intention to purchase Santander Brasil Securities pursuant to the Brazilian Exchange Offer will be disclosed in the offer to exchange/prospectus; and (d) all purchases of Santander Brasil Securities will be made pursuant to the Brazilian Exchange Offer and not pursuant to open market transactions, private transactions, or any other transactions.

The Commission has granted relief from Rule 14e-5 for several transactions structured as dual offers. *See, e.g. Telefonica S.A., Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica de Argentina S.A. & Telefonica del Peru, S.A.A. SEC No-Action Letter, 2000 SEC No-Act. LEXIS 663 (June 5, 2000); Coca-Cola Hellenic Bottling Company S.A.*

[3] Although holders tendering into the Brazilian Exchange Offer are required to pay fees to Bovespa and the Central Depository totaling 0.069% of the value of the Santander Brasil Securities being tendered, these fees are not part of Santander Spain's offer because they are imposed by Brazilian stock exchange requirements and are outside the control of Santander Spain.

& Coca-Cola HBC AG, SEC No-Action Letter, 2013 SEC No-Act. LEXIS 292 (Mar. 14, 2013). The Commission has also granted relief from Rule 14e-5 with respect to dual offers that met all the criteria set forth in Rule 14e-5(b)(11) other than the condition that the offers qualify for the Tier II exemption. *See, e.g., America Movil, S.A.B. de C.V. SEC No Action Letter*, 2011 SEC No-Act. LEXIS 501 (October 3, 2011); *Vimpelcom Ltd., Altimo Holdings & Investments Ltd. and Telenor ASA* SEC No Action Letter, 2010 SEC No-Act. LEXIS 108 (February 5, 2010).

Finally, we respectfully note that Rule 14e-5 is designed to prevent manipulative and deceptive practices whereby an offeror purchases or arranges to purchase shares outside of a tender offer, either during or promptly following it. Because the proposed dual offer structure only involves purchases by the offeror pursuant to a foreign tender offer, it does not present the same risks as would open market purchases and thus the policies forming the basis for Rule 14e-5 are not violated by the requested exemption.

III. Relief Requested

14e-1(c) Relief

We hereby respectfully request relief from (i) Rule 14e-1(c) to permit Santander Spain to pay for Santander Brasil Securities tendered into the U.S. Exchange Offer in the initial offering period no later than the tenth business day following the expiration of the initial offering period and for Santander Brasil Securities tendered into the Brazilian Exchange Offer in the initial offering period on the fourteenth Spanish and Brazilian business day following the expiration of the initial offering period and (ii) Rule 14d-11(c) to permit Santander Spain to provide for a subsequent offering period where delivery of the Santander Spain ADSs and Santander Spain BDSs during the initial offering period will occur in the time periods described in clause (i).

14d-11(e) Relief

We hereby respectfully request relief from the provisions of Rule 14d-11(e) under the Exchange Act to permit Santander Spain to bundle Santander Brasil Securities tendered during successive periods of 13 business days during the possible three-month subsequent offering period and deliver Santander Spain ADSs and/or Santander Spain BDSs in exchange for such Santander Brasil Securities tendered during such periods (with the first period commencing on the first day of the subsequent offering period), with actual delivery of Santander Spain ADSs and/or Santander Spain BDSs occurring no later than the tenth business day following the end of each such period and with the holders of Santander Brasil Securities that tender during each 13 business day period having withdrawal rights until the end of such period.

14d-10 Relief

We hereby respectfully request relief from Rule 14d-10(a)(1) under the Exchange Act to permit the making of the Exchange Offers in the manner described herein.

14e-5 Relief

We hereby respectfully request relief from Rule 14e-5 under the Exchange Act to permit Santander Spain to purchase Santander Brasil Securities tendered pursuant to the Brazilian Exchange Offer.

If you have any questions about this request, please do not hesitate to contact me (212-450-6145). We appreciate your assistance in this matter.

Very truly yours,

Nicholas A. Kronfeld

Copy to:

Mr. José Manuel de Araluce
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain

Mr. Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

URÍA MENÉNDEZ

Príncipe de Vergara, 187
Plaza de Rodrigo Uría
28002, Madrid. España
Tel.: +34 91 586 04 00
Fax: +34 91 586 04 03 / 04
E-mail: madrid@uria.com
www.uria.com
Tel. (d): +34 91 586 06 16
Fax (d): +34 91 586 07 77
francisco.sanmiguel@uria.com

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michele Anderson, Chief, Office of Mergers and Acquisitions
Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions
Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions

Madrid, September 18, 2014

Dear Ms. Anderson, Ms. Chalk and Ms. Duru:

Re: Proposed Exchange Offers by Banco Santander, S.A.

We are acting as Spanish counsel to Banco Santander, S.A., a bank organized under the laws of the Kingdom of Spain ("**Santander Spain**"), in connection with its proposed exchange offers (the "**Exchange Offers**") for all outstanding (i) common shares, (ii) preferred shares, (iii) units and (iv) American Depositary Shares ((i) through (iv) collectively, "**Santander Brasil Securities**"), of Banco Santander (Brasil) S.A., a bank organized under the laws of Brazil ("**Santander Brasil**"), in each case other than any Santander Brasil Securities owned directly or indirectly by Santander Spain, as described in the Registration Statement on Form F-4 (the "**Form F-4**"), filed with the U.S. Securities and Exchange Commission (the "**Commission**") on June 18, 2014 (File No 333-196887), as amended.

In such capacity, we have reviewed the letter, dated September 18, 2014, prepared by Davis Polk & Wardwell LLP on behalf of Santander Spain requesting certain exemptive relief in connection with the Exchange Offers as described therein (the "**Letter**"). We believe that the descriptions of Spanish law, regulation and practice in the Letter are fair, complete and accurate as such relate to the Exchange Offers.

The foregoing confirmation is limited to matters involving the laws of the Kingdom of Spain and is not to be read as extending by implication to any other matters not referred to herein.

This letter is provided solely for the benefit of the addressee in connection with the transactions contemplated in the Letter and may not be used or relied upon by any other person or for any other purpose.

Sincerely yours,

Paco San Miguel

PINHEIRONETO
ADVOGADOS

São Paulo
R. Hungria, 1.100
01455-906
São Paulo . SP
t. +55 (11) 3247 8400
f. +55 (11) 3247 8600
Brasil

Rio de Janeiro
R. Humaitá, 275 . 16º andar
22261-005
Rio de Janeiro . RJ
t. +55 (21) 2506 1600
f. +55 (21) 2506 1660
Brasil

Brasília
SAFS . Quadra 2 . Bloco B
Ed. Via Office . 3º andar
70070-600 . Brasília . DF
t. +55 (61) 3312 9400
f. +55 (61) 3312 9444
Brasil

www.pinheironeto.com.br
pna@pn.com.br

September 18, 2014

Re: Proposed Exchange Offers by Banco Santander, S.A.

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michele Anderson, Chief, Office of Mergers and Acquisitions
Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions
Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions

Dear Ms. Anderson, Ms. Chalk and Ms. Duru:

We are acting as Brazilian counsel to Banco Santander, S.A., a bank organized under the laws of the Kingdom of Spain ("Santander Spain"), in connection with its proposed exchange offers (the "Exchange Offers") for all outstanding (i) common shares, (ii) preferred shares, (iii) units and (iv) American Depositary Shares ((i) through (iv) collectively, "Santander Brasil Securities"), of Banco Santander (Brasil) S.A., a bank organized under the laws of Brazil ("Santander Brasil"), in each case other than any Santander Brasil Securities owned directly or indirectly by Santander Spain, as described in the Registration Statement on Form F-4 (the "Form F-4"), filed with the U.S. Securities and Exchange Commission (the "Commission") on June 18, 2014 (File No 333-196887), as amended.

In such capacity, we have reviewed the letter, dated September 18, 2014, prepared by Davis Polk & Wardwell LLP on behalf of Santander Spain requesting certain exemptive relief in connection with the Exchange Offers as described therein (the "Letter"). We believe that the descriptions of Brazilian law, regulation and practice in the Letter are fair, complete and accurate as such relate to the Exchange Offers.

The foregoing confirmation is limited to matters involving the laws of Brazil and is not to be read as extending by implication to any other matters not referred to herein.

This letter is provided solely for the benefit of the addressee in connection with the transactions contemplated in the Letter and may not be used or relied upon by any other person or for any other purpose.

Sincerely yours,

Pinheiro Neto Advogados